China Digital TV Announces Unaudited Third Quarter 2012 Results

BEIJING, China, November 20, 2012 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Highlights for the Third Quarter 2012

•	Net revenues in the third quarter of 2012 were US$20.4 million, representing a 21.4% decrease from the same period in 2011 and a 13.3% decrease from the second quarter of 2012.

•	China Digital TV shipped approximately 3.84 million smart cards in the third quarter of 2012, compared to 4.66 million in the same period in 2011 and 3.74 million in the second quarter of 2012.

•	Gross margin in the third quarter of 2012 was 75.8%, compared to 80.5% in the same period in 2011 and 76.4% in the second quarter of 2012.

•	Net loss per American depositary share (one ADS representing one ordinary share), or ADS, in the third quarter of 2012 was US$ 0.19, compared to diluted earnings per ADS of US$0.17 in the same period in 2011 and US$0.12 in the second quarter of 2012.

“China Digital TV saw a modest increase in sequential card shipments during the third quarter 2012 as China’s CA market continued to be impacted by delays from some provincial-level cable operators,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “Our leading position in China’s CA market should enable China Digital TV to continue to benefit from China’s ongoing cable penetration and digitalization as well as the conversion to high-definition set-top boxes over the next few years. In addition, China Digital TV continues to make good progress diversifying our product offerings and developing value-added services and partnership opportunities.”

“With provincial network consolidation continuing to move toward completion, cable operators have initiated a new round of bidding for smart cards,” added Mr. Dong Li, China Digital TV’s president. “Following our success winning bids in Sichuan and Henan during the second quarter 2012, we won bids in Shanxi and Zhejiang in the third quarter, as well as in locations where we have not previously been active like Ningxia. As the market leader, we believe that China Digital TV is well positioned to secure additional contracts during this new round of bidding.”

Mr. Zhenwen Liang, China Digital TV's chief financial officer, commented, “While our bottom line was impacted by an impairment charge and a withholding tax related to our recently announced special dividend, these items are non-recurring and we have confidence in the strength of China Digital TV's underlying business and operations. We remain optimistic about the long-term demand in China’s CA market.”

Third Quarter 2012 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the third quarter of 2012, China Digital TV generated net revenues of US$20.4 million, a decrease of 21.4% from the third quarter of 2011 and a decrease of 13.3% from the second quarter of 2012. The year-over-year decrease in net revenues was principally due to a decrease in the shipment volume of smart cards. The quarter-over-quarter decrease in net revenues was primarily due to a decrease in the sales of other products, such as multimedia home entertainment boxes and surface mounted device chipsets.

In the third quarter of 2012, revenues from the Company’s top five customers accounted for 22.9% of total revenues, compared to 27.8% in the second quarter of 2012.

Revenue Breakdown

	For the three months ended
	September 30,	June 30,	September 30,
	2012	2012	2011
	(in thousands of U.S. dollars)
Product:
Smart Cards	$18,463	$18,209	$23,327
Other products	1,158	4,090	1,557
Subtotal	19,621	22,299	24,884
Services:
Head-end system integration	436	714	628
Head-end system development	359	207	214
Licensing income	204	445	331
Royalty income	55	125	181
Other service	23	16	3
Subtotal	1,077	1,507	1,357
Total revenues	$20,698	$23,806	$26,241

Revenues from smart cards and other products were US$19.6 million in the third quarter of 2012, a decrease of 21.2% from the same period in 2011 and a decrease of 12.0% from the second quarter of 2012. Sales of smart cards and other products accounted for 94.8% of total revenues in the third quarter of 2012, compared to 93.7% in the second quarter of 2012. The year-over-year decrease was principally due to a decrease in the shipment volume of smart cards. The quarter-over-quarter decrease was primarily due to a decrease in the sales of other products, such as multimedia home entertainment boxes and surface mounted device chipsets.

Revenues from services were US$1.1 million in the third quarter of 2012, a decrease of 20.6% from the same period in 2011 and a decrease of 28.5% from the second quarter of 2012. Service revenues accounted for 5.2% of total revenues in the third quarter of 2012. The year-over-year and quarter-over-quarter decrease were primarily due to decreases in revenue from head-end system integration, licensing income and royalty income.

Gross profit in the third quarter of 2012 was US$15.4 million, a decrease of 26.0% from the same period in 2011 and a decrease of 14.0% from the second quarter of 2012. Gross margin, which is equal to gross profit divided by net revenues, was 75.8% in the third quarter of 2012, compared to 80.5% in the same period in 2011 and 76.4% in the second quarter of 2012. The year-over-year decrease in gross margin was primarily due to a decrease in revenue from smart cards sales. The quarter-over-quarter decrease in gross margin was mainly attributable to a decrease in revenue from surface mounted device chipsets, which have a higher gross margin than other products.

In the third quarter of 2012, the average selling price (the “ASP”) of smart cards decreased by 1.1% compared to the second quarter of 2012. In addition, the unit cost of smart cards increased by 0.3% compared to the second quarter of 2012.

Operating expenses in the third quarter of 2012 were US$10.4 million, an increase of 8.7% from the same period in 2011 and a decrease of 1.0% from the second quarter of 2012.

• Research and development expenses in the third quarter of 2012 were US$5.0 million, an increase of 26.6% from the same period in 2011 and an increase of 16.7% from the second quarter of 2012. The year-over-year increase was primarily due to an increase in the number of research and development staff, which was partially offset by a decrease in share-based compensation expenses relating to options granted to employees in 2011. The quarter-over-quarter increase was mainly due to an increase in the number of research and development staff and project development expenses.

• Selling and marketing expenses in the third quarter of 2012 were US$3.2 million, an increase of 9.2% from the same period in 2011 and a decrease of 5.5% from the second quarter of 2012. The year-over-year increase was primarily due to an increase in both the headcount and average salaries of sales and marketing staff, which was partially offset by a decrease in marketing expenditures. The quarter-over-quarter decrease was mainly due to a decrease in marketing expenditures.

• General and administrative expenses in the third quarter of 2012 were US$2.2 million, a decrease of 17.5% from the same period in 2011 and a decrease of 21.8% from the second quarter of 2012. The year-over-year decrease was primarily due to a decrease in share-based compensation expenses relating to options granted to employees in 2011, which was partially offset by an increase in both the headcount and average compensation of general and administrative staff. The quarter-over-quarter decrease was mainly due to a decrease in allowance for doubtful accounts.

Income from operations in the third quarter of 2012 was US$5.0 million, a 55.7% decrease from the same period in 2011 and a 32.5 % decrease from the second quarter of 2012.

Operating margin, defined as income from operations divided by net revenues, in the third quarter of 2012 was 24.5%, compared to 43.4% in the same period in 2011 and 31.5% in the second quarter of 2012.

Impairment loss on long-term investments in the third quarter of 2012 was US$4.5 million. The Company fully accrued an impairment charge of US$4.5 million related to its investment in 3DiJoy Corporation (“3DiJoy”). In May 2010, the Company invested US$6.0 million in 3DiJoy, a provider of motion-sensing video game solutions for cable set top boxes, PCs and other consumer electronic devices. As 3DiJoy has consistently failed to achieve profitability and has been experiencing financial difficulties since early 2012, the Company determined to fully accrue such impairment charge based on the valuation conducted by a third party valuation firm.

Income tax expenses in the third quarter of 2012 were US$13.6 million, compared to US$2.5 million in the same period in 2011 and US$1.8 million in the second quarter of 2012. The year-over-year and quarter-over-quarter increases were primarily due to an increase in deferred income tax, which was mainly attributable to the accrual of a US$12.1 million withholding tax related to the undistributed retained earnings of the Company’s subsidiaries located in PRC as a result of the Company’s determination to distribute part of the undistributed retained earnings of the Company’s PRC subsidiaries. The Company expects to continue accruing and recording withholding tax for undistributed retained earnings of the Company’s PRC subsidiaries in the foreseeable future.

Net loss attributable to non-controlling interest in the third quarter of 2012 was US$0.4 million, an increase of 9.1% from the same period in 2011 and an increase of 9.7% from the second quarter of 2012. The year-over-year and quarter-over-quarter increases were largely due to an increase in net loss incurred by the Company’s majority-owned subsidiaries.

Net loss attributable to China Digital TV Holding Co., Ltd. in the third quarter of 2012 was US$11.4 million, compared to a US$10.3 million net income attributable to China Digital TV in the same period in 2011 and a US$7.1 million net income attributable to China Digital TV in the second quarter of 2012.

Non-GAAP net loss attributable to China Digital TV Holding Co., Ltd. defined as net loss excluding certain one time or non-cash expenses, such as impairment loss on long-term investments, share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the third quarter of 2012 was US$6.2 million, compared to a US$12.2 million non-GAAP net income attributable to China Digital TV in the same period in 2011 and a US$8.0 million non-GAAP net income attributable to China Digital TV in the second quarter of 2012. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of September 30, 2012, China Digital TV had cash and cash equivalents, and restricted cash totaling US$191.6 million. In the third quarter of 2012, cash flow generated from operations was approximately US$10.4 million.

Special Cash Dividend

On November 12, 2012, China Digital TV declared a special cash dividend equivalent to US$2.30 per ADS (each ADS representing one ordinary share, par value US$0.0005 per share). The special dividend is expected to be paid in two installments of US$1.00 and US$1.30 on or around December 3, 2012 and February 4, 2013, respectively.

Business Outlook

Based on information available as of November 20, 2012, China Digital TV expects smart card shipment volume for the fourth quarter of 2012 to be in the range of 3.6 million to 3.9 million. Net revenues for the fourth quarter of 2012 are expected to be in the range of US$ 19.3 million to US$ 20.9 million.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m. on Tuesday, November 20, 2012, U.S. Eastern Time (8:00 a.m. on Wednesday, November 21, 2012, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode:	China Digital TV Earnings Call

Please dial-in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on November 20, 2012 and 11:59 p.m. on November 27, 2012 U.S. Eastern Time.

Replay Information

United States:	+1-718-354-1232
International:	+61-2-8235-5000
Conference ID:	58700122

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2012 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao
China Digital TV
Tel:   +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

Josh Gartner
Brunswick Group
Tel:   +86-10-5960-8600
Email: chinadigital@brunswickgroup.com

In the US:

Patricia Graue
Brunswick Group
Tel: +1-415-671-7676
Email: chinadigital@brunswickgroup.com

China Digital TV Holding Co., Ltd.

Unaudited Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	September 30,	June 30,	September 30,
	2012	2012	2011

Revenues
Products	$19,621	$22,299	$24,884
Services	1,077	1,507	1,357
Total revenues	20,698	23,806	26,241
Business taxes	(341)	(324)	(354)
Net revenues	20,357	23,482	25,887

Cost of Revenues
Products	(3,901)	(4,587)	(4,227)
Services	(1,030)	(963)	(811)
Total Cost of Revenues	(4,931)	(5,550)	(5,038)
Gross Profit	15,426	17,932	20,849

Operating expenses
Research and development expenses	(4,960)	(4,249)	(3,919)
Selling and marketing expenses	(3,241)	(3,429)	(2,968)
General and administrative expenses	(2,241)	(2,865)	(2,717)
Total Operating Expenses	(10,442)	(10,543)	(9,604)

Income from operations	4,984	7,389	11,245

Interest income	1,343	1,676	1,723
Interest expense	-	(195)	(544)
Gain (loss) from forward contract	-	(125)	242
Impairment loss on long-term investments	(4,487)	-	-
Other income / (expense)	170	75	(28)
Income before income tax	2,010	8,820	12,638
Income tax benefits / (expenses)
Income tax-current	(1,718)	(1,982)	(2,778)
Income tax-deferred	(11,899)	176	258
Net income/(loss) before net loss from equity method investments	(11,607)	7,014	10,118
Net loss from equity method investments	(235)	(253)	(250)
Net income/(loss)	(11,842)	6,761	9,868
Net loss attributable to noncontrolling interest	418	381	383
Net income/(loss) attributable to China Digital TV Holding Co., Ltd	$(11,424)	$7,142	$10,251

Net income/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd
Basic	$(0.19)	$0.12	$0.17
Diluted	$(0.19)	$0.12	$0.17

Net income/(loss)	$(11,842)	$6,761	$9,868
Other comprehensive income (loss), net of tax Foreign currency translation adjustment	1,416	(2,043)	3,487
Comprehensive income/(loss)	(10,426)	4,718	13,355
Comprehensive loss attributable to noncontrolling interest	385	415	383
Comprehensive income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$(10,041)	$5,133	$13,738

Weighted average shares used in calculating net income/(loss) per ordinary share
Basic	59,004,438	58,999,695	58,966,799
Diluted	59,004,438	59,091,468	59,088,020

China Digital TV Holding Co., Ltd.

Unaudited Consolidated Balance Sheets

(in thousands of U.S. dollars)

	September 30,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$191,429	$201,557
Restricted cash	154	55,679
Notes receivable	4,134	9,168
Accounts receivable, net	35,205	31,030
Inventories	5,715	3,918
Prepaid expenses and other current assets	4,653	6,768
Deferred costs - current	368	524
Deferred income taxes - current	1,551	1,352
Total current assets	243,209	309,996
Property and equipment, net	1,631	1,751
Intangible assets, net	260	450
Goodwill	542	541
Long-term investments - equity method investments	4,032	7,766
Deferred costs-non-current	272	379
Deferred income taxes - non-current	546	455
Total assets	$250,492	$321,338

LIABILITIES AND EQUITY
Current liabilities
Short-term loan	$-	$55,193
Accounts payable	1,918	1,487
Accrued expenses and other current liabilities	11,873	9,313
Dividend payable	80	33,172
Deferred revenue – current	7,678	7,745
Income tax payable	1,046	1,902
Deferred income taxes - current	12,127	-
Total current liabilities	34,722	108,812
Deferred revenue-non-current	167	401
Government subsidies	1,828	1,803
Total Liabilities	36,717	111,016

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	29
Additional paid-in capital	129,078	126,583
Statutory reserve	17,694	17,694
Retained earnings	39,085	36,401
Accumulated other comprehensive income	24,868	25,735
Total China Digital TV Holding Co., Ltd shareholders’ equity	210,755	206,442
Noncontrolling interest	3,020	3,880
Total equity	213,775	210,322
TOTAL LIABILITIES AND EQUITY	$250,492	$321,338

Reconciliation of Non-GAAP Measures

Non-GAAP net income (loss) attributable to China Digital TV Holding Co., Ltd. shareholders excludes certain one-time or non-cash expenses, such as impairment loss on long-term investments, share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income (loss) provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain one-time or non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	September 30,	June 30,	September 30,
	2012	2012	2011
	(in thousands of U.S. dollars)
Net income/(loss) attributable to China Digital TV Holding Co., Ltd – GAAP	$(11,424)	$7,142	$10,251

Share-based compensation expenses	646	773	1,861

Amortization of intangible assets from business acquisitions and equity method investments	88	88	87

Impairment loss on long-term investments	4,487	-	-

Net income attributable to China Digital TV Holding Co., Ltd – Non-GAAP	$(6,203)	$8,003	$12,199